Exhibit 99.1

Allot Communications Announces Second Quarter 2015 Financial Results

HOD HASHARON, Israel, Aug. 4, 2015 /PRNewswire/ -- Allot Communications Ltd. (NASDAQ, TASE: ALLT), a leading global provider of intelligent broadband solutions that empowers communication service providers to optimize and monetize their networks, enterprises to enhance productivity and consumers to improve their digital lifestyle, today announced its second quarter 2015 results.

Q2 2015 – Financial Highlights:

•	Non-GAAP Revenues were $21.6 million, down 23% year over year
•	Non-GAAP Gross Margin reached 74%
•	Non-GAAP Operating loss was 14%
•	Book-to-bill was above one
•	The Company recorded negative Operating Cash Flow of $2.3 million
•	Net Cash and cash equivalents as of June 30, 2015 totaled $120.6 million

Financial results:

On a GAAP basis, total revenues for the second quarter of 2015 were $21.6 million compared to $29.5 million of revenue reported for the first quarter of 2015 and $28.2 million of revenue reported for the second quarter of 2014.  Net loss for the second quarter of 2015 was $6.0 million, or $0.18 per basic and diluted share. This compares with a net loss of zero, or $0.00 per basic and diluted share, in the first quarter of 2015 and a net loss of $0.6 million, or $0.02 per basic and diluted share, in the second quarter of 2014.

On a non-GAAP basis, total revenues for the second quarter of 2015 were $21.6 million, compared with $29.5 million of revenue reported for the first quarter of 2015 and $28.2 million of revenue reported for the second quarter of 2014.  On a non-GAAP basis, net loss for the second quarter of 2015 was $3.0 million, or $0.09 per basic and diluted share. This compares with non-GAAP net income of $2.9 million, or $0.09 per basic and diluted share, in the first quarter of 2015 and non-GAAP net income of $1.9 million, or $0.06 per basic and diluted share, in the second quarter of 2014.

Q2 2015 - Key Achievements:

•	During Q2 2015, 21 large orders were received, 9 of which were from new customers
•	15 of the large orders came from mobile-service providers and 5 were from fixed-line service providers
•	In addition, 1 large order was received for private and public cloud deployments
•	During the second quarter Allot received 6 $1 million + deals, compared to 0 in the previous quarter and 5 in the second quarter 2014
•	Allot WebSafe Personal is powering Vodafone Germany's newly launched secure net offering
•	Achieving 3 strategic wins totaling $8 million from new tier-1 mobile operators

"During the second quarter, despite a slower business environment, we achieved 3 wins of new tier 1 mobile service providers which we expect to turn into revenues during the second half of 2015 and the first half of 2016. We continue to make additional progress with our security offering including wins in North America with tier 1 accounts," said Andrei Elefant, President & CEO of Allot Communications. "During the second quarter of 2015 our booking has recovered significantly compared to the level of the first quarter and we undertook a number of efficiency measures to realign our OPEX without compromising our future growth."

2015 Outlook

The Company reiterates its previously provided guidance and expects non-GAAP total revenues to be in the range of $100 million to $105 million for full year 2015.

Share Repurchase Program

Allot further announced separately that the Company's board of directors has authorized a share repurchase program of up to $15 million. The program is subject to certain court approvals in Israel, which Allot expects to obtain during the third or fourth quarter of 2015.

Conference Call & Webcast:

The Allot management team will host a conference call to discuss second quarter 2015 earnings results today at 8:30 AM ET, 3:30 p.m. Israel time. To access the conference call, please dial one of the following numbers: US: +1212 444 0896, UK: +44(0)2033645721, Israel: +97237630147, participant code 1553650.

A replay of the conference call will be available from 12:00 AM ET on August 5 2015 for 30 days. To access the replay, please dial: US: +1 347 366 9565; UK: +44(0)2034270598, access code:  1553650. A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast also will be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) empowers service providers to monetize and optimize their networks, enterprises to enhance productivity and consumers to enjoy an always-on digital lifestyle. Allot's advanced DPI-based broadband solutions identify and leverage network intelligence to analyze, protect, improve and enrich mobile, fixed and cloud service delivery and user experience. Allot's unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables network operators worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, inventory write-off expenses, regulatory matter expenses, acquisition-related expenses, restructuring costs and compensation expenses related to the acquisitions.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company's operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; court approval of the Company's proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Rami Rozen
AVP Corporate Development
International access code +972-52-569-4441
rrozen@allot.com

Public Relations Contact:

Sigalit Orr
Director Corporate Communications
International access code +972-54-268-1500
sorr@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Revenues	$21,592	$28,166	$51,124	$56,450
	6,432	8,056	14,200	16,252
Gross profit	15,160	20,110	36,924	40,198

Operating expenses:
Research and development costs, net	6,691	7,188	13,500	14,409
Sales and marketing	10,836	10,637	22,644	21,133
General and administrative	3,375	2,931	6,626	5,818
Total operating expenses	20,902	20,756	42,770	41,360
Operating Loss	(5,742)	(646)	(5,846)	(1,162)
Financial and other income (loss), net	(111)	87	94	236
Loss before income tax benefit	(5,853)	(559)	(5,752)	(926)
Tax expenses	171	61	307	82
Net Loss	(6,024)	(620)	(6,059)	(1,008)

Basic net loss per share	$(0.18)	$(0.02)	$(0.18)	$(0.03)

Diluted net loss per share	$(0.18)	$(0.02)	$(0.18)	$(0.03)

Weighted average number of shares
used in computing basic net
earnings per share	33,457,887	33,111,197	33,408,174	33,025,671

Weighted average number of shares
used in computing diluted net
earnings per share	33,457,887	33,111,197	33,408,174	33,025,671

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Three Months Ended
	June 30, 2015		June 30, 2014
	(Unaudited)		(Unaudited)
	$	% of Revenues	$	% of Revenues

GAAP Operating Loss	$(5,742)	(27)%	$(646)	(2)%
Share-based compensation (1)	1,925		1,987
Amortization of intangible assets (2)	786		465
Expenses related to M&A activities (3)	-		25
Fair value adjustment for acquired deferred revenues write down	11		11
Non-GAAP Operating income (Loss)	$(3,020)	(14)%	$1,842	7%

GAAP Net Loss	$(6,024)	(28)%	$(620)	(2)%
Share-based compensation (1)	1,925		1,987
Amortization of intangible assets (2)	786		465
Expenses related to M&A activities (3)	264		25
Fair value adjustment for acquired deferred revenues write down	11		11
Non-GAAP Net income (Loss)	$(3,038)	(14)%	$1,868	7%

GAAP Loss per share (diluted)	$(0.18)		$(0.02)
Share-based compensation	0.06		0.06
Amortization of intangible assets	0.02		0.02
Expenses related to M&A activities	0.01		0.00
Fair value adjustment for acquired deferred revenues write down	0.00		0.00
Non-GAAP Net income (Loss) per share (diluted)	$(0.09)		$0.06

(1) Share-based compensation:
Cost of revenues	$83		$90
Research and development costs, net	425		487
Sales and marketing	739		811
General and administrative	678		599
	$1,925		$1,987

(2) Amortization of intangible assets
Cost of revenues	$627		$400
Sales and marketing	159		65
	$786		$465

(3) Expenses related to M&A activities
General and administrative	$-		$25
Research and development costs, net	-		-
Sales and marketing	-		-
Financial expenses	264		-
	$264		$25

TABLE - 2 cont.
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six Months Ended		Six Months Ended
	June 30, 2015		June 30, 2014
	(Unaudited)		(Unaudited)
	$	% of Revenues	$	% of Revenues

GAAP Operating Loss	$(5,846)	(11)%	$(1,162)	(2)%
Share-based compensation (1)	3,792		3,979
Amortization of intangible assets (2)	1,297		930
Expenses related to M&A activities (3)	577		33
Fair value adjustment for acquired deferred revenues write down	22		23
Non-GAAP Operating income (Loss)	$(158)	0%	$3,803	7%

GAAP Net Loss	$(6,059)	(12)%	$(1,008)	(2)%
Share-based compensation (1)	3,792		3,979
Amortization of intangible assets (2)	1,297		930
Expenses related to M&A activities (3)	841		33
Fair value adjustment for acquired deferred revenues write down	22		23
Non-GAAP Net income (Loss)	$(107)	0%	$3,957	7%

GAAP Loss per share (diluted)	$(0.18)		$(0.03)
Share-based compensation	0.11		0.12
Amortization of intangible assets	0.04		0.03
Expenses related to M&A activities	0.03		0.00
Fair value adjustment for acquired deferred revenues write down	0.00		0.00
Non-GAAP Net income (Loss) per share (diluted)	$(0.00)		$0.12

(1) Share-based compensation:
Cost of revenues	$165		$178
Research and development costs, net	845		956
Sales and marketing	1,491		1,632
General and administrative	1,291		1,213
	$3,792		$3,979

(2) Amortization of intangible assets
Cost of revenues	$1,081		$799
Sales and marketing	216		131
	$1,297		$930

(3) Expenses related to M&A activities
General and administrative	$351		$33
Research and development costs, net	45		-
Sales and marketing	181		-
Financial expenses	264		-
	$841		$33

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED REVENUES
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	March 31,		June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

GAAP Revenues	$21,592	$28,166	$51,124	$56,450

Fair value adjustment for acquired deferred revenues write down	11	11	$22	$23
Non-GAAP Revenues	$21,603	$28,177	$51,146	$56,473

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$39,218	$19,180
Short term deposits	21,000	59,000
Marketable securities and restricted cash	60,423	54,271
Trade receivables, net	24,929	23,759
Other receivables and prepaid expenses	5,640	5,383
Inventories	7,454	10,109
Total current assets	158,664	171,702

LONG-TERM ASSETS:
Severance pay fund	282	262
Deferred taxes	1,856	1,716
Other assets	3,542	4,948
Total long-term assets	5,680	6,926

PROPERTY AND EQUIPMENT, NET	5,610	5,957
GOODWILL AND INTANGIBLE ASSETS, NET	45,210	28,363

Total assets	$215,164	$212,948

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$5,594	$6,300
Deferred revenues	12,144	12,704
Other payables and accrued expenses	13,361	14,524
Total current liabilities	31,099	33,528

LONG-TERM LIABILITIES:
Deferred revenues	5,256	4,158
Accrued severance pay	355	282
Other long term liabilities	4,080	0
Total long-term liabilities	9,691	4,440

SHAREHOLDERS' EQUITY	174,374	174,980

Total liabilities and shareholders' equity	$215,164	$212,948

TABLE - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net Loss	$(6,024)	$(620)	$(6,059)	$(1,008)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	634	762	1,397	1,562
Stock-based compensation related to options granted to employees	1,923	1,987	3,772	3,979
Amortization of intangible assets	785	465	1,234	930
Capital loss	11	-	15	-
Decrease (Increase) in accrued severance pay, net	41	(7)	53	(3)
Decrease (Increase) in other assets	(188)	12	(366)	(70)
Decrease in accrued interest and amortization of premium on marketable securities	173	37	473	245
Decrease in trade receivables	(2,300)	(2,372)	(2,125)	(6,878)
Decrease (Increase) in other receivables and prepaid expenses	1,378	301	(1,313)	199
Decrease (Increase) in inventories	(23)	(403)	1,765	(79)
Increase (Decrease) in long-term deferred taxes, net	(236)	56	(140)	56
Increase in trade payables	1,661	2,606	1,237	4,302
Increase (Decrease) in employees and payroll accruals	260	(57)	(149)	1,005
Increase (Decrease) in deferred revenues	283	(732)	383	364
Increase (Decrease) in other payables and accrued expenses	(727)	(629)	(435)	247

Net cash provided (used) by operating activities	(2,349)	1,406	(258)	4,851

Cash flows from investing activities:

Redemption of short-term deposits	25,500	22,000	38,000	29,500
Purchase of property and equipment	(418)	(697)	(1,084)	(1,613)
Investment in marketable securities	(11,548)	(18,081)	(18,275)	(18,981)
Proceeds from redemption or sale of marketable securities	6,079	3,363	11,607	4,264
Acquisitions	-	-	(10,052)	-
Loan provided to third party, net	-	170	-	(2,393)

Net cash provided by investing activities	19,613	6,755	20,196	10,777

Cash flows from financing activities:

Exercise of employee stock options	24	632	100	1,388

Net cash provided by financing activities	24	632	100	1,388

Increase in cash and cash equivalents	17,288	8,793	20,038	17,016
Cash and cash equivalents at the beginning of the period	21,930	51,036	19,180	42,813

Cash and cash equivalents at the end of the period	$39,218	$59,829	$39,218	$59,829